AB 12/10



SECU 12062077 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE
8-31464

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 09/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ALPINE SECURITIES CORPORATION

OFFICIAL USE
CRD # 14952
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 East 400 South
(No. And Street)

Salt Lake City	Utah	84111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Groskreutz (801) 355-5588
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tavaran, Askelson & Company
(Name -- *if individual, state last, first, middle name*)

23974 Aliso Creek Road, Suite 395	Laguna Niguel	California	92677
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 29 2012
DIVISION OF TRADING & MARKETS

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

cw 12/10/12

OATH OR AFFIRMATION

I, Todd Groskreutz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alpine Securities Corporation, as of September 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

CFO

Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes of Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Report of Independent Registered Public Accounting Firm on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Alpine Securities Corporation
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of Alpine Securities Corporation as of September 30, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that the Firm is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Firm's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Alpine Securities Corporation as of September 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information, as listed in the Table of Contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tarvaran Askelson & Company, LLP



Laguna Niguel, CA
November 27, 2012

23974 Aliso Creek Road, Suite 395 Laguna Niguel, CA 92677
Office: (949) 360-0545 WWW.PUBLICCOMPANYCPAS.COM Fax: (949) 606-0329



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ALPINE SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
September 30, 2012

Assets		
Cash		$ 3,533,381
Cash segregated under Federal and other regulations		871,275
Deposits with clearing organizations		270,000
Receivables:		
Customers	$ 29,740	
Broker - dealers	942,493	
Other	717	
		972,950
Furniture and Equipment, at cost, less accumulated depreciation of $138,023		109,936
Total Assets		$ 5,757,542
Liabilities and Stockholder's Equity		
Liabilities		
Payable to customers		$ 383,477
Payable to broker - dealers		1,646,075
Payable to correspondents		881,145
Accounts payable and accrued expenses		217,656
Salaries and commissions payable		302,870
Total Liabilities		3,431,223
Stockholder's Equity		
Common stock, $.50 par value; 200,000 shares authorized, 177,849 shares issued and outstanding		88,925
Additional paid-in capital		1,870,784
Retained earnings		366,610
Total Stockholder's Equity		2,326,319
Total Liabilities and Stockholder's Equity		$ 5,757,542

The accompanying notes are an integral part of these financial statement.

ALPINE SECURITIES CORPORATION
STATEMENT OF INCOME (LOSS)
For The Year Ended September 30, 2012

Revenues:	
Commissions	$ 2,137,550
Net gain on trading accounts	5,759
Clearing income from correspondents	1,545,500
Certificate deposit fees	2,103,935
Transaction fees	1,221,507
Transfer fees	1,046,892
Ticket charges	977,440
Interest income	2,364
Total Revenues	9,040,947
Expenses:	
Commissions	1,294,299
Salaries and benefits	1,001,960
Clearing	694,614
Communications	98,942
Payroll taxes	115,716
Data processing	346,778
Postage and delivery	83,736
Rent	50,000
Transfer fees	522,249
Professional services	207,609
Depreciation	29,550
Regulatory fees	194,476
Travel and entertainment	14,596
Bank fees	71,552
Loss on disposal of asset	6,832
Other	131,663
Total Expenses	4,864,572
Net Income	$ 4,176,375

The accompanying notes are an integral part of these financial statement.

ALPINE SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For The Year Ended September 30, 2012

	Common Stock		Additional Paid-in	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance at September 30, 2011	113,500	$ 56,750	$ 1,843,564	$ 260,420	$ 2,160,734
Capital contribution	64,349	32,175	27,220	-	59,395
Dividends paid	-	-	-	(4,070,185)	(4,070,185)
Net income	-	-	-	4,176,375	4,176,375
Balance at September 30, 2012	177,849	$ 88,925	$ 1,870,784	$ 366,610	$ 2,326,319

The accompanying notes are an integral part of these financial statement.

ALPINE SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
For The Year Ended September 30, 2012

Cash Flows From Operating Activities:	
Net income	$ 4,176,375
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation	29,550
Decrease in allowance for doubtful accounts	(48,928)
Loss on sale of assets	6,831
(Increase) decrease in operating assets:	
Deposits with clearing organizations	(50,000)
Receivables	935,655
Increase (decrease) in operating liabilities:	
Payable to customers	(869,723)
Payable to broker - dealers	1,511,263
Payable to employees	(212)
Payable to clearing organizations	(5,334)
Payable to correspondents	(7,395)
Accounts payable and accrued expenses	53,818
Salaries and commissions payable	112,933
Net Cash From Operating Activities	5,844,833
Cash Flows From Investing Activity:	
Purchase of furniture and equipment	(90,269)
Net Cash From Investing Activity	(90,269)
Cash Flows From Financing Activities:	
Contribution of capital	59,395
Dividends paid	(4,070,185)
Net Cash from Financing Activities	(4,010,790)
Net Increase (Decrease) in Cash and Cash Equivalents	1,743,774
Cash and Cash Equivalents, September 30, 2011	2,660,882
Cash and Cash Equivalents, September 30, 2012	$ 4,404,656

The accompanying notes are an integral part of these financial statements.

ALPINE SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Alpine Securities Corporation (the Company) was incorporated under the laws of the State of Utah on January 11, 1984 as a securities broker and dealer dealing principally in over-the-counter securities. The Company, located in Salt Lake City, Utah, is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Security trades are made with both customers and other security brokers and dealers. Customers are located in states in which the Company is registered. Wholesale trading is conducted with other brokers and dealers throughout the United States. Revenue is derived principally from trading in securities on its own account and trading in securities for customers for which a commission is received. The Company also clears securities transactions for correspondents and charges a transaction fee per trade ticket.

Significant Accounting Policies

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash and cash balances in accounts segregated under federal and other regulations in excess of required balances to be cash and cash equivalents.

Receivables

Receivables are recorded on a settlement date basis except for unsettled trades of marketable securities held in the Company's trading account. Receivables arising from these trades, if any, are accounted for on a trade date basis and are included as a component of receivable from clearing organizations.

Receivables are written-off when they are determined to be uncollectible. The Company has determined that no allowance for doubtful accounts is necessary at September 30, 2012. This determination is based on the Company's historical losses, the existing economic conditions in the securities brokers and dealers industry, and the financial stability of its customers.

Commission

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Statement of Net Income (Loss)

The line item 'Transaction fees' includes the following revenues from customers:

- Wire fees
- Early pay wire fees
- Rush fees
- Other miscellaneous fees charged to customers.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years.

Trading Securities

Marketable securities in the Company's trading account are recorded on a trade date basis and valued at market value. The resulting difference between actual cost and market (or fair value) is included in income. The portion of gains and losses for the year that relate to trading securities held by the Company as of September 30, 2012 is $0.

Furniture and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided using accelerated methods.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant Accounting Policies (Continued)

Revenue Recognition

Customer securities transactions are recorded on settlement date. Revenues and related commissions for transactions executed but unsettled are accrued on a trade date basis, which is the day each transaction is executed.

Income Taxes

The Company, with the consent of its stockholder, elected to be taxed as an S Corporation. The taxable income of the Company flows through to the stockholder's individual income tax return.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. At September 30, 2012, the Company's uninsured cash balances totaled $621,275.

The Company is engaged in various trading and brokerage activities in which the counterparties are primarily broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $520,333 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission (SEC). The reserve is calculated monthly using a formula as defined by the rule. The required reserve at September 30, 2012 was $1,996,243. Subsequent to year end, on October 1, 2012, the Company deposited an additional $1,600,000 into the reserve bank account to cover the required reserve.

Cash of $350,942 has been segregated in a separate bank account for the purpose of returning correspondent property in the event the Company liquidates. The Company is required by the Financial Industry Regulatory Authority (FINRA) to have this reserve as part of the Company's clearing agreement with a correspondent firm. The reserve is calculated coincidental to the Company's SEC rule 15c3-3 computation using a formula as defined by FINRA. The required reserve at September 30, 2012 was $272,439.

NOTE 3 DEPOSITS WITH CLEARING ORGANIZATIONS

The Company had deposit requirements with its clearing organizations totaling $270,000 as of September 30, 2012.

ALPINE SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 4 FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access. The Company does not have any financial assets or liabilities utilizing Level 1 inputs as of September 30, 2012.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly. The Company does not have any financial assets or liabilities utilizing Level 2 inputs as of September 30, 2012.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The Company does not have any financial assets or liabilities utilizing Level 3 inputs as of September 30, 2012.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2012.

Description	Level 1	Level 2	Level 3
Assets:			
None	$ -	$ -	$ -
Total	$ -	$ -	$ -
Liabilities:			
None	$ -	$ -	$ -
Total	$ -	$ -	$ -

NOTE 5 RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

The customer receivable from and payable to account balances arose from transactions which are recorded on a settlement date basis. Securities owned by customers are held as collateral for receivables.

For purposes of this report, the Company has segregated the employee receivable and employee payable account balances from the customer account receivables and payables.

ALPINE SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 6 STOCKHOLDERS EQUITY

During the year warrants were exercised to purchase a total of 2,247 shares of the Company's $0.50 par value per share common stock at $26.43 per share. An additional 62,102 shares of the Company's $0.50 par value per share common stock were issued to Mr. Hurry, President. The increase in additional paid-in capital for the year as a result of these transactions was $27,220.

NOTE 7 RELATED PARTY TRANSACTIONS

The Company performs clearing and other services for a correspondent firm which became a related party on March 3, 2011 when the entity came under new ownership. The Company's new owner is a Limited Liability Company which is owned by the President of the correspondent firm, and the correspondent firm is owned by a family member of the President.

At September 30, 2012, the Company had a payable to the related party for $448,627. Revenue from performing services for the related party and its customers for the year ended September 30, 2012 was $794,490 of clearing income and $1,165,558 of other income. Total revenues from the related party and its customers comprise approximately 22% of the Company's total revenues for the year ended September 30, 2012.

NOTE 8 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and prohibits a broker-dealer from engaging in securities transactions when its net capital falls below minimum requirements as defined by the rule. At September 30, 2012, the Company had net capital (calculated on trade date basis) of $903,779 which was $653,779 in excess of its required net capital of $250,000. The Company's net capital ratio was 3.40 to 1.

NOTE 9 FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 10 AVAILABILITY OF ANNUAL AUDIT REPORT

Pursuant to rule 17a-5 of the Securities and Exchange Commission, the Company's statement of financial condition as of September 30, 2012, is available for examination at the office of the Company in Salt Lake City, Utah and the Securities and Exchange Commission in Salt Lake City, Utah.

NOTE 11 OTHER COMMITMENTS

The Company entered into a five year agreement beginning January 2008 with another entity for integrated trade execution processing and financial reporting software and support services. Minimum monthly payments to be made by the Company are $7,826. The agreement was terminated in November 2012.

NOTE 12 SUBSEQUENT EVENTS

The Company paid a dividend of $317,660 to shareholders on October 16, 2012.

The Company entered into a three year agreement beginning November, 2012 with another entity for integrated trade execution processing and financial reporting software and support services. Minimum monthly payments to be made by the Company are $10,000.

Subsequent events have been evaluated through November 27, 2012, which was the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

ALPINE SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2012

Computation Of Net Capital		
Total ownership equity from Statement of Financial Condition		$ 2,326,319
Deduct ownership equity not allowable for net capital		-
Total Ownership Equity Qualified for Net Capital		2,326,319
Deductions and/or charges:		
Total non-allowable assets from Statement of Financial Condition	$ 1,358,556	
Aged fail-to-deliver	43,424	
Other deductions and/or charges	20,560	
Total Deductions and/or Charges		(1,422,540)
Net capital before haircuts on securities positions		903,779
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
Trading and investment securities - stocks and warrants	-	
Total Haircuts on Securities		-
Net Capital		$ 903,779
Computation Of Basic Net Capital Requirement		
Minimum net capital required		$ 204,815
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		250,000
Net capital requirement (larger of the above)		250,000
Excess net capital		$ 653,779
Net Capital less the greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		$ 596,556
Computation Of Aggregate Indebtedness		
Total A.I. liabilities from Statement of Financial Condition		$ 3,592,561
Deduct: adjustment based on deposits in Special Reserve Bank Accounts (15c3-1)(c)(1)(vii))		(520,333)
Total aggregate indebtedness		$ 3,072,228
Ratio of aggregate indebtedness to net capital		3.40 to 1

ALPINE SECURITIES CORPORATION
RECONCILIATION OF NET CAPITAL PER FOCUS REPORT FILED AND AUDITED FINANCIAL STATEMENTS
September 30, 2012

Net capital as reported in Company's FOCUS report, September 30, 2012	$	2,110,387
Adjustments by the Company:		
To convert the financial statements from Settlement Date basis to Trade Date basis of accounting:		
Commissions expense		(4,500)
Commissions income		29,740
Adjustment related to stockholder purchase agreement		(1,242,034)
To adjust operating expenses related to fixed asset activity during the year		10,186
Net capital per audited financial statements, September 30, 2012	$	903,779

ALPINE SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2012

Credit Balances		
Free credit balances and other credit balances in customers' security accounts	$	543,671
Customers' securities failed to receive		1,583,070
Total Credit Items		2,126,741
Debit Balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions (Settlement date basis of accounting)		142,945
Failed to deliver of customers' securities not older than 30 calendar days		82,612
Total Debit Items		225,557
Reserve Computation		
Excess of total credits over total debits	$	1,901,184
If computation permitted on a monthly basis, enter 105% of Excess of total debits over total credits	$	1,996,243
Amount held on deposit in "Reserve Bank Accounts", including value of qualified securities, at end of reporting period		520,333
Required deposit ($1,600,000 deposited on 10/01/2012)	$	1,475,910

ALPINE SECURITIES CORPORATION
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2012

State the market valuation and number of items of:

1.	Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3.	$ 0
	A. Number of items	0
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ 0
	A. Number of items	0
3.	The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of rule 15c3-3.	Yes

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Alpine Securities Corporation
Salt Lake City, Utah

In planning and performing our audit of the financial statements and supplemental schedules of Alpine Securities Corporation (the Firm) for the year ended September 30, 2012, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures as we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule

23974 Aliso Creek Road, Suite 395 Laguna Niguel, CA 92677
Office: (949) 360-0545 WWW.PUBLICCOMPANYCPAS.COM Fax: (949) 606-0329



17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above, except for:

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure and procedures over financial reporting, computation and reconciliation of net capital requirements and computation of reserve requirements that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at September 30, 2012, to meet the SEC's objectives.



This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, California
November 27, 2012




TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors
Alpine Securities Corporation
Salt Lake City, Utah

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended September 30, 2012, which were agreed to by Alpine Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC], solely to assist you and the other specified parties in evaluating Alpine Securities Corporation's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Alpine Securities Corporation's management is responsible for the Alpine Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2012, as applicable, with the amounts reported in Form SIPC-7T for the year ended September 30, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, CA
November 27, 2012



ALPINE SECURITIES CORPORATION

SIPC ANNUAL GENERAL ASSESSMENT RECONCILIATION

AGREED UPON PROCEDURES

INDEPENDENT ACCOUNTANT'S SUPPLEMENTAL REPORT

For The Year Ended September 30, 2012

ALPINE SECURITIES CORPORATION
AGREED UPON PROCEDURES
TABLE OF CONTENTS
For The Year Ended September 30, 2012

Page

Independent Accountant's Report on Applying Agreed-Upon Procedures 1
Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) 3

TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors
Alpine Securities Corporation
Salt Lake City, Utah

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended September 30, 2012, which were agreed to by Alpine Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC], solely to assist you and the other specified parties in evaluating Alpine Securities Corporation's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Alpine Securities Corporation's management is responsible for the Alpine Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2012, as applicable, with the amounts reported in Form SIPC-7T for the year ended September 30, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

23974 Aliso Creek Road, Suite 395 Laguna Niguel, CA 92677
Office: (949) 360-0545 WWW.PUBLICCOMPANYCPAS.COM Fax: (949) 606-0329



This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, CA
November 27, 2012



ALPINE SECURITIES CORPORATION
AGREED UPON PROCEDURES
TABLE OF CONTENTS
For The Year Ended September 30, 2012

Total assessment for the year ended September 30, 2012		$	22,602

Assessment Payments

Payment Date	SIPC Collection Office to Where Payment Was Mailed	Payment Amount	
April 25, 2012	Washington, DC	$	11,357
November 20, 2012	Washington, DC	$	11,245

Total assessment payments		22,602
Total assessment balance due	$	-

ALPINE SECURITIES CORPORATION

Financial Statements

For The Year Ended September 30, 2012

(Together With Report of Independent Registered Public Accounting Firm)



ALPINE SECURITIES
Stock Brokerage & Investment Company

ALPINE SECURITIES CORPORATION
TABLE OF CONTENTS

	Page
Facing Page	1
Oath or Affirmation	2
Report of Independent Registered Public Accounting Firm	3
Statement of Financial Condition	4
Statement of Income (Loss)	5
Statement of Changes in Stockholder's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8
Supplementary Information:	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	13
Reconciliation of Net Capital per FOCUS Report Filed and Audited Financial Statements	14
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	15
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	16
Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5 of the Securities and Exchange Commission	17